Filed by Canadian National Railway Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern
Commission File No.: 001-04717
Date:  June 22, 2021

The following communications were made available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

Connected Continent

SAFER. FASTER. CLEANER. STRONGER.

Accelerating Trade

We have a long history of helping ports to grow, and we will continue to do so. This is evidenced by the support we have received.

Our combination has been supported by:

Alabama State Port Authority, Halifax Port Authority, Montreal Port Authority, Port of New Orleans, Prince Rupert Port Authority, Quebec Port Authority, Saint John Port Authority and Vancouver Fraser Port Authority.

In addition, we have received support from:

Ceres Terminal Holdings, DP World Americas, GCT Global Container Terminals, Hutchison Ports, Montreal Gateway Terminals Partnership, New Orleans Public Belt Railroad, Ports America, PSA Halifax and Termont Montreal.

WE SHIPPED APPROXIMATELY

2.5M

CONTAINERS SINCE 2020

WE HAVE GROWN THE INTERMODAL BUSINESS BY ALMOST

80%

SINCE 2010, SUBSTANTIALLY MORE THAN ANY CLASS I RAILROAD

Current CN Network

7 ports connecting three coasts

15 ocean container terminals served

Combined CN–KCS Network

21 ports connecting four coasts

18 ocean container terminals served

A combined CN–KCS can duplicate our success at Prince Rupert and our other terminals in Canada to benefit other North American ports, particularly those in Mexico. Together, we can provide the true continental connection of shared expertise



Prince Rupert
Prince George
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Duluth
Chippewa Falls
New Richmond
Arcadia
Joliet
Chicago
Detroit
Toronto
Montreal
Moncton
Saint John
Halifax
Memphis
Jackson
Mobile
Gulfport
New Orleans
Beaumont
Port Arthur
Lake Charles
Houston
Corpus Christi
Monterrey
Brownsville
Altamira
Tampico
Veracruz
Lázaro Cárdenas
CN intermodal terminals
CN-served ports
KCS-served ports

ConnectedContinent.com

Connected Continent
SAFER. FASTER. CLEANER. STRONGER.

Forward-Looking Statements

Certain statements included in this communication constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties' ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN's indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN's ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS' operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.'s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors relating to CN. Additional risks that may affect KCS' results of operations appear in Part I, Item 1A "Risks Related to KCS's Operations and Business" of KCS' Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS' other filings with the U.S. Securities and Exchange Commission ("SEC").

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN's website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS's Corporate Secretary's Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN's executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS' directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website at www.sec.gov and from www.sedar.com, as applicable.

ConnectedContinent.com

   Matane  Baie-Comeau  Sept-Îles  Con  Pi  Hearst  Sioux CityOmaha  SaultSte. Marie  Milton  Regina  Springfield DecaturSt. Louis  Moncton  Indianapolis  Joliet Peoria  Duluth  Stevens Chippewa Falls Point Green  Minneapolis/St. Paul Bay ArcadiaFond du Lac  Pascagoula Gulfport  Counce  Meridian Jackson  Kansas City  Dallas  Port Arthur  ShreveportBaton RougeBeaumont  Laredo  HoustonCorpus Christi  MonterreySaltillo  LeónGuadalajara  Queretaro  Brownsville Matamoros  Altamira Tampico  Mexico CityToluca Puebla Veracruz  Lázaro Cárdenas  Aguascalientes San Luis Potosi  Mobile  Thunder Bay  Quebec  M  New Orleans  Hay RiverFort NelsonPrince RupertFort McMurrayPrince George  Vancouver  Halifax  T  ontreal Saint JohnorontoBuffaloneautttsburgh  SarniaDetroit  EdmontonKamloops  Calgary  Memphis  Winnipeg  Saskatoon  ToledoChicago     CN  KCS   KCS Trackage Rights  KCSM Haulage Rights KCS Shortlines        Connected ContinentSAFER. FASTER. CLEANER. STRONGER.        The Chicago Advantage  Less congestion, more efficiency, seamless serviceCN’s 2009 acquisition of the Elgin, Joliet and Eastern (EJ&E) allows its trains to bypass congestion through Chicago’s city center corridors. This competitive advantage reduces rail and truck traffic in the City and cuts overall delivery times by 24 to 36 hours. It’s the linchpin for a CN–KCS seamless single-operator service that connects Mexico and the Gulf ports with the US Midwest and Detroit, and Toronto and the eastern ports of Montreal, Halifax and Saint John, and Vancouver and the port of Prince Rupert in the West.                                                                                                          To the Gulf Ports and Mexico  To Detroit, Torontoand the East Coast Ports of Montreal, Halifaxand Saint John  CN’s Bypass Rail Lines  Chicago        ConnectedContinent.com

 Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          Forward-Looking StatementsCertain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available informationwith respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statementsin this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers orsuppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business”of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.No Offer or SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItIn connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholdersof KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement orother document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitiveproxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.ParticipantsThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officersmay be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors. kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.  ConnectedContinent.com

Connected Continent
SAFER. FASTER. CLEANER. STRONGER.

CN–KCS Creates New Routes, Increases Customer Choice & Enhances Competition

The CN and Kansas City Southern combination creates a robust network that maximizes routing choices and price competition for customers by introducing new access points and interchange options. The combination will introduce a new express route that connects the U.S., Mexico and Canada with a seamless single-operator service. We will also preserve access to all existing gateways to enhance route choice.

Our commitment to providing bottleneck protections and keeping current gateways open empowers customers to pick and choose the best route for their needs, ensures robust price competition, and establishes a new standard for sustainable freight transportation that is safer, faster and cleaner.

Customers and Communities

- More options and greater choice allow customers to pivot to new opportunities, develop new markets and optimize their freight ROI
- Multiple new North–South routing options will introduce unmatched network resilience in all seasonal and adverse weather conditions, from Texas to the Midwest to Canada
- We also recognize that maximized choice means increasing multimodal competition, which we fulfill by introducing new access points for customers to seaports and river terminals
- We are also committed to making significant infrastructure investments in key communities across the new network, including IL, MO, MI, LA and TX, meaning more economic opportunity and more jobs

CN–KCS Combination Provides Each Carrier's Customers with More Network Access

NEW ACCESS	CLASS I GATEWAYS	PORTS	BARGE TERMINALS
KCS	22	5	10
CN	11	11	6

$250 million
Planned Infrastructure Investment

New Service Examples

New West Coast Port Option for Kansas City Customers

KCS customers relying on overseas goods will be able to route shipments via Prince Rupert



Prince Rupert, BC
St. Louis, MO
Kansas City, MO

New Express Lane Opens Markets for Farmers

Illinois farmers will be able to seamlessly access the multimodal options of St. Louis or head south to tap into the entire Mexican grain market with a single-line, single operator service



Mobile, AL
Jackson, MS
Gilman, IL
New Orleans, LA
Springfield, IL
Mississippi River
East St. Louis, MO
(Major Grain Barge Market)
Kansas City, MO
Shreveport, LA
Laredo, TX
Mexican Market

ConnectedContinent.com

Connected Continent

SAFER. FASTER. CLEANER. STRONGER.

More Routes. More Markets. More Options.

There are multiple routes for shippers to move goods North–South



BNSF
Houston, TX
Dallas/
Fort Worth, TX
Kansas City, MO
St. Louis, MO/IL
Galesburg, IL
Chicago, IL
Minneapolis, MN
UP
Houston, TX
Dallas/
Fort Worth, TX
Des Moines, IA
Texarkana, TX
Shreveport, LA
Findlay, IL
CP-KCS
Houston, TX
New Orleans, LA
Shreveport, LA
Springfield, IL
Davenport, IA
Savanna, IL
CSX
New Orleans, LA
Gulfport, MS
Mobile, AL
Nashville, TN
Louisville, KY
Evansville, IN
NS
New Orleans, LA
Birmingham, AL
Mobile, AL
Louisville, KY
Cincinnati, OH
Fort Wayne, IN

CN–KCS enhances competition by improving two of the nine main routes served by Class I carriers



Houston, TX
Shreveport, LA
KCS
Springfield, IL
Western Canada
Mississippi River
New Orleans, LA
Jackson, MS
Memphis, TS
CN
Gilman, IL
Eastern Canada
Detroit, MI

Barge and highway trucking routes remain options



Mississippi River
New Orleans, LA
Baton Rouge, LA
Memphis, TN
Cairo, IL
I-35
Laredo, TX
Dallas/
Fort Worth, TX
Oklahoma City, OK
Kansas City, MO
Minneapolis, MN
I-55
New Orleans, LA
Jackson, MS
Memphis, TN
St. Louis, MO/IL
Chicago, IL

ConnectedContinent.com

Connected Continent

SAFER. FASTER. CLEANER. STRONGER.

Connecting the Industrial Corridor

A faster and more direct route, resulting in improved efficiency, enhanced competition and greater options for customers



Produce, Dry Goods, Auto Parts, Appliances
EXPORTS FROM MEXICO
KCS
Meridian Speedway
Semi-finished Metals, Paper Products
EXPORTS TO MEXICO
Auto Parts
CN Live Lift Inspection Terminal
Sarnia Tunnel
HC
HC
Food Products, Machinery
Chicken, Pork
Laredo, TX
Shreveport, LA
Jackson, MS
Chicago, IL (via EJ&E)
Detroit, MI
Toronto, ON
Montreal, QC
ESTIMATED TIME FROM LAREDO
73 hrs
85 hrs
92 hrs
100 hrs

ConnectedContinent.com

 Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          Forward-Looking StatementsCertain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available informationwith respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposedtransaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers orsuppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business”of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.No Offer or SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItIn connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholdersof KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement orother document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitiveproxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.ParticipantsThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officersmay be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors. kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.  ConnectedContinent.com

CN | Kansas City Southern Lines

Connected Continent

SAFER. FASTER. CLEANER. STRONGER.

How the CN–KCS Combination Creates Competitive Advantage for Customers

There are four compelling reasons why more than 1,400 customers and business partners have written letters supporting our combination

- **Speed:** Our new single-line services will be faster than any rail service now in existence
- **Choice:** Our combination will provide customers with more routing options
- **Cost:** Shipping costs for many customers will go down as a result of our combination
- **Reach:** Many customers will have new direct access to growing markets

1. Increased Speed

Today, customers across the continent have to use a combination of railroads just to ship their goods from point A to point B. Every time they "interchange" to a different railroad, it costs time. Our combination will eliminate interchanges between rail carriers on many routes, such as Michigan to Laredo, saving an estimated 24 to 48 hours for every interchange that is avoided. This is similar to eliminating connecting layovers in favor of direct flights. Reduced transit time means increased reliability, shorter equipment cycle times and, ultimately, fewer railcars needed to move the same amount of product.

Fact:

Widespread Benefit – In our STB filings, we have detailed how our single-line service would benefit six major market segments:

- Grain
- Intermodal
- Importers, exporters, and ocean carriers who rely on ports
- Automobiles and automotive parts
- Lumber
- Plastics and petroleum

2. Robust Choice

We have made a wide variety of commitments to preserve shippers' choice. These include divesting the relatively small amount of track where CN and KCS overlap, and offering to keep all gateways open on commercially reasonable terms. In practice, the combination of these steps means that all of the routing options that are available today will continue to be available after the merger.

Fact:

No Existing Choices Eliminated – Despite misleading claims to the contrary, examination reveals current customer choice will remain robust in Louisiana and Mississippi—and in cities such as Omaha, Council Bluffs, St. Louis, Kansas City and Springfield.

3. Cost Reduction

Because we are increasing both speed and choice, many of our joint customers will experience meaningful supply-chain cost reductions. The increase in speed translates directly into efficiency cost savings, and the increase in choice creates more negotiation power to bid out freight business. New direct services also create the opportunity to consolidate shipments into high demand markets and give customers the ability to take advantage of scale price discounts for big blocks and unit trains.

Fact:

Increased Resiliency – New routing options create resiliency and market liquidity while also offering customers the flexibility to pivot supply chains to service short-term high demand markets that result from supply chain disruptions such as floods, winter weather, hurricanes and pipeline outages. In this way, optionality helps keep prices in check.

ConnectedContinent.com

   Hay RiverFort Nelson  Fort McMurray  Matane  Baie-Comeau  Sept-Îles  Conneaut  Pittsburgh  Hearst  Omaha  Sioux City  SaultSte. Marie  Milton  Regina  Springfield DecaturSt. Louis  Prince George  Moncton  Indianapolis  Joliet Peoria  Duluth  Stevens Chippewa Falls Point Green  Minneapolis/St. Paul Bay ArcadiaFond du Lac  Pascagoula Gulfport  Meridian Jackson  Kansas City  Dallas  Port Arthur  ShreveportBaton RougeBeaumont  León  Laredo  HoustonCorpus Christi  MonterreySaltillo  Guadalajara  Queretaro  Brownsville Matamoros  Altamira Tampico  Mexico CityToluca Puebla Veracruz  Lázaro Cárdenas  Aguascalientes San Luis Potosi  Mobile  Thunder Bay  QuebecMontreal  New Orleans  Prince Rupert  Vancouver  Saint John  Halifax  TorontoBuffalo  SarniaDetroit  EdmontonKamloops  Calgary  Memphis  Winnipeg  Saskatoon  ToledoChicago  CN KCSKCS Trackage Rights KCSM Haulage Rights KCS Shortlines  Canada128 million consumers in  Mexico as well as markets in Texas and Kansas City  West of Mississippi(Texas)Canada, Memphis, Chicago and Detroit markets and Kansas City  Mexico38 million consumers in Canada as well as markets in Louisiana, Memphis, Chicago and Detroit, bypassing Chicago  East of Mississippi  Counce (Louisiana)Mexico, Texas and  Kansas City markets  Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          4. Market ReachCustomers in four major regions will have new direct access to millions of consumers in key markets.  ConnectedContinent.com  Faster, more choice, increased reach, and more resiliency

 Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          Forward-Looking StatementsCertain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation ReformAct of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statementsin this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers orsuppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business”of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.No Offer or SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItIn connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholdersof KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement orother document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitiveproxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.ParticipantsThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officersmay be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors. kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.  ConnectedContinent.com

 Connected ContinentSAFER. FASTER. CLEANER. STRONGER.        How the CN–KCS Combination Will Enhance Competition    ONTARIO   IOWA  KANSAS  MINNESOTA  PENN  NEBRASKA   MISSOURI   MISSISSIPPI   NORTH DAKOTA  SOUTH DAKOTA  OKLAHOMA   NORTH CAROL   SOUTH CAROLINA   KENTUCKY  WISCONSIN   MICHIGAN   ALABAMA   FLORIDA  ARKANSAS  INDIANA   OHIO   WESTVIRGINIA   VIR   MICHIGAN   COAHUILA   TAMAULIPAS  NUEVO LEÓN   Lake Superior  Lake Huron  Lake Erie  Georgian Bay                                                                            55      55      55        35      35      35  St. Paul  TENNESSEE Memphis  JacksonLOUISIANA   Houston  Chicago  St. Louis  Lake MichiganMilwaukee  Minneapolis  Kansas City  Baton Rouge  TEXASAustin  Laredo  Nashville  Lexington  Fort Wayne  Toronto  ILLINOIS Springfield  Des Moines  Oklahoma City  Little Rock  GEORGIA Montgomery                                                                                                      401        94    DallasShreveport      New Orleans  Mobile Pascagoula        CN Railway BNSF Railway  Kansas City Southern  Union Pacific Norfolk Southern Canadian PacificInterstate or HighwayMississippi, Ohio and Illinois Rivers   CN BNSF    CSX GCSuXlTfraonsfportation   KCS    KCSM MKaensxaiscCoity Southern de México   UP NS    CP             faster direct routesThere are a wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system. We will create faster, more direct routes that will enhance multimodal competition and maximize choice.  ConnectedContinent.com  new opportunitiesThe combined CN-KCS lines will offer new opportunities for customers. For example, grain shippers in Illinois will have new access to multi-modal service to East St. Louis and new direct single- line service to the Mexican market and to ports in Mobile and New Orleans.  robust choiceOur commitment to preserving existing gateways on commercially reasonable terms ensures that shippers will enjoy the same routing options that they do today. In addition, CN has committed to a divestiture of a 70-mile sectionof track between Baton Rouge and New Orleans that ensures no shipper will see a reduction in the numberof railroads serving their plant.  continued investment$250 million in infrastructure investments across CN and KCS lines and creation of new access points and interchange options will result in more efficiency, more capacity and more opportunities for employees and communities.

 Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          Forward-Looking StatementsCertain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available informationwith respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposedtransaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers orsuppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business”of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.No Offer or SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItIn connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholdersof KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement orother document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitiveproxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.ParticipantsThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officersmay be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors. kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.  ConnectedContinent.com

Connected Continent
SAFER. FASTER. CLEANER. STRONGER.

Benefits of the CN–KCS Combination

CREATES THE PREMIER RAILWAY FOR THE 21ST CENTURY

- Connects the North American industrial and agricultural corridors
- Offers new options for shippers and new revenue for the combined company
- Substantially helps realize the benefits of the USCMA

CREATES A TRULY END-TO-END NETWORK

- Creates a safer, faster, cleaner and stronger railway
- Creates better service options and choice to support and grow the consumption-based economy
- Combination is supported by more than 1,400 customers and business partners to date

ENHANCES COMPETITION

- Creates an express route connecting the U.S., Mexico and Canada
- Preserves access to all existing gateways, enhancing route choices and ensuring robust price competition

ACCELERATES INNOVATION

- CN and KCS share a culture of safety, service and environmental stewardship
- Brings CN's industry-leading safety technology and fuel efficiency to the KCS network

YIELDS DEMONSTRABLE BENEFITS FOR THE ENVIRONMENT

- Converts significant volume of long-haul trucking traffic onto rails with better fuel efficiency at a lower cost
- Creates an opportunity to realize a 75% reduction in greenhouse gases
- Reduces traffic congestion and strain on public infrastructure with conversion to rail
- Each new train will remove 300 long-haul trucks off the road

CREATES OPPORTUNITIES FOR LOCAL COMMUNITIES

- CN and KCS have operated in the U.S. for more than 100 years
- **Corporate headquarters:** Montreal
- **U.S. headquarters:** Kansas City, Missouri
- **Mexico headquarters:** Mexico City
- CN will make significant infrastructure investments in Illinois, Missouri, Michigan, Louisiana and Texas, offering more economic opportunities and more jobs

INCREASES MARKET REACH

- New direct access for four major regions to millions of consumers in key markets

ConnectedContinent.com

Connected Continent

SAFER. FASTER. CLEANER. STRONGER.



Prince Rupert
Fort Nelson
Hay River
Fort McMurray
Prince George
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Duluth
Sault Ste. Marie
Stevens Point
Chippewa Falls
Green Bay
Minneapolis/St. Paul
Arcadia
Fond du Lac
Milton
Toronto
Buffalo
Sarnia
Detroit
Toledo
Conneaut
Pittsburgh
Sioux City
Omaha
Joliet
Chicago
Peoria
Springfield
Decatur
Indianapolis
Kansas City
St. Louis
Memphis
Counce
Dallas
Meridian
Jackson
Shreveport
Baton Rouge
Mobile
Beaumont
Port Arthur
Pascagoula
Gulfport
New Orleans
Houston
Laredo
Corpus Christi
Monterrey
Saltillo
Brownsville
Matamoros
San Luis Potosí
Altamira
Aguascalientes
Tampico
León
Querétaro
Guadalajara
Mexico City
Toluca
Puebla
Veracruz
Lázaro Cárdenas
CN
KCS
KCS Trackage Rights
KCSM Haulage Rights
KCS Shortlines

Faster, more choice, increased reach, and more resiliency

ConnectedContinent.com

 Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          Forward-Looking StatementsCertain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available informationwith respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposedtransaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers orsuppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business”of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.No Offer or SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItIn connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholdersof KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitiveproxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.ParticipantsThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officersmay be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors. kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.  ConnectedContinent.com

Connected Continent
SAFER. FASTER. CLEANER. STRONGER.

How We Drove Success at Prince Rupert

A path forward for ports in Mexico and elsewhere

Since the port opened to intermodal traffic in 2007, we have generated dramatic growth with a unique successful formula:

1. Management Best Practices

- We **operate as one team** with the Port Authority, terminal operator, transloaders, and unions to grow the business together and overcome challenges, capitalize on opportunities and focus on sustainable growth
- Joint commercial and operating agreements ensure **performance accountability**, minimizing dwell time and maximizing containers moved per hour

2. Steady and Strategic Investments

- CN matches **infrastructure expansion** across its network to that of its partners at the ports so all parties can grow efficiently and proactively reinvest in future growth. CN's capital investment of $1B has been made on increasing Western rail network capacity to support Prince Rupert's growth over the past five years
- PRPA, DP World, CN, and our other ecosystem supply chain enablers work together to coordinate investments in trade enabling infrastructure in the Port of Prince Rupert and along our network to increase the capacity of the gateway, improve the fluidity of supply chains and diversify our business together. **This enables our customers to win in their markets**
- Prince Rupert has been North America's fastest growing intermodal gateway for the past 10 years. Total twenty-foot-equivalent units (TEU), a measure of cargo volume based on the size of a standard twenty-foot intermodal container, **grew from 18,279 units in 2007 to 1,141,908 units in 2020** *(see graph at right)*

Total TEUs & TEU Capacity for Port of Prince Rupert (in thousands)



Total TEUs Moving Through Port
TEU Capacity Trend
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

3. Joint Marketing and Operating Initiatives Leveraging Our Rich Network

- PRPA, DP World, and CN have been doing joint marketing and operating initiatives for years in North America, Europe and Asia to promote our services and grow our business together. **We will engage with all stakeholders to deliver growth and efficiency at other ports.**

We enjoy tremendous continued opportunity: we've only just begun

ConnectedContinent.com

Connected ContinentSAFER. FASTER. CLEANER. STRONGER.          Forward-Looking StatementsCertain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available informationwith respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements.Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposedtransaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers orsuppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business”of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.No Offer or SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.Additional Information and Where to Find ItIn connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholdersof KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement orother document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitiveproxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.ParticipantsThis communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officersmay be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors. kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available.These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.  ConnectedContinent.com